UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Dennis J. Stockwell, General Counsel
770-643-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 2,374,204 (1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 2,374,204 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,204 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes 905,508 shares which may be purchased upon exercise of that certain Amended and Restated Warrant Agreement, dated April 25, 2018 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of August 27, 2018 and that certain Amendment No. 2 to the Amended and Restated Warrant Agreement, dated November 15, 2018 (the “A&R Warrant”), and which amended and restated that certain Warrant, dated January 26, 2017, between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc., as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017 (the “Amended Warrant”).

Does not reflect (1) 13,000 shares of Series E Convertible Preferred Stock which are convertible into shares of Common Stock at the holder’s option at any time from and after the earlier of October 31, 2020 or the occurrence of an event of default specified in the Certificate of Designation of the Series E Convertible Preferred Stock at a conversion rate of 561 shares of Common Stock for each share of Series E Preferred Stock converted; or (2) shares of Series E-1 Convertible Preferred Stock which are payable as a dividend on the Series E Preferred Stock at a rate of 5% per annum and which are convertible into shares of Common Stock at the holder’s option during the same period at a conversion rate of 602 shares of Common Stock for each share of Series E-1 Preferred Stock converted, subject to the terms and conditions set forth in such Certificate of Designation.

(2)	Based on 5,015,018 shares of Common Stock outstanding as of November 13, 2018, as reported in the Issuer’s Form 10-Q filed on November 13, 2018.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO(3) PF(4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 144
	8.	SHARED VOTING POWER 2,374,204 (1)
	9.	SOLE DISPOSITIVE POWER 144
	10.	SHARED DISPOSITIVE POWER 2,374,204 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,349(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes 905,508 shares which may be purchased upon exercise of the A&R Warrant.

Does not reflect (1) 13,000 shares of Series E Convertible Preferred Stock which are convertible into shares of Common Stock at the holder’s option at any time from and after the earlier of October 31, 2020 or the occurrence of an event of default specified in the Certificate of Designation of the Series E Convertible Preferred Stock at a conversion rate of 561 shares of Common Stock for each share of Series E Preferred Stock converted; or (2) shares of Series E-1 Convertible Preferred Stock which are payable as a dividend on the Series E Preferred Stock at a rate of 5% per annum and which are convertible into shares of Common Stock at the holder’s option during the same period at a conversion rate of 602 shares of Common Stock for each share of Series E-1 Preferred Stock converted, subject to the terms and conditions set forth in such Certificate of Designation.

(2)	Based on 5,015,018 shares of Common Stock outstanding as of November 13, 2018, as reported in the Issuer’s Form 10-Q filed on November 13, 2018.

(3)	With respect to all shares other than the 144 shares referenced in footnote 4 that are reported herein.

(4)	With respect to the 144 shares personally owned by Rick Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed jointly by Jackson Investment Group, LLC (“JIG LLC”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 23, 2017, April 7, 2017, August 8, 2017, September 18, 2017 and September 4, 2018 (the “Statement”), with respect to the common stock, par value $0.00001, of Staffing 360 Solutions, Inc. (the “Company”).

This Amendment No. 6 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

On November 15, 2018, JIG LLC acquired 300,000 shares of Common Stock as a commitment fee in connection with a transaction whereby JIG LLC exchanged $13,000,000 in outstanding principal (such outstanding principal amount, the “Debt Exchange Amount”) of the total outstanding principal amount under that certain 12% Senior Secured Promissory Note due September 15, 2020, dated September 15, 2017 (the “Secured JIG Note”) for the Company’s issuance to JIG LLC of 13,000 shares of a new senior series of convertible Preferred Stock of the Company (“Series E Convertible Preferred Stock”) (the “Debt Exchange”). Pursuant to that certain Debt Exchange Agreement, dated November 15, 2018, which is Exhibit 1 hereto, the Company issued 13,000 shares of Series E Convertible Preferred Stock to JIG LLC and issued to JIG LLC that certain Amended and Restated 12% Senior Secured Promissory Note due September 15, 2020, dated November 15, 2018 (the “A&R Note”), which is Exhibit 2 hereto, in order to effect the Debt Exchange.

The A&R Note also includes $362,000 in principal amount of new indebtedness incurred by the Company to JIG LLC in order to reimburse transaction expenses of JIG LLC and as payment of a commitment fee required under that certain Second Omnibus Amendment and Reaffirmation Agreement, dated November 15, 2018 among JIG LLC, the Company and certain of its subsidiaries, as guarantors (the “Subsidiary Guarantors”), which among other things amended that certain Amendment and Restated Note Purchase Agreement, dated as of September 15, 2017 between JIG LLC, the Company and certain of the Subsidiary Guarantors, as amended by that certain First Omnibus Amendment, Joinder and Reaffirmation Agreement, dated as of August 27, 2018 (as amended, the “A&R Note Purchase Agreement”). The A&R Note Purchase Agreement is Exhibit 3 hereto. The $13,000,000 reduction in principal together with the addition of principal to reflect the transaction expenses and commitment fee described above resulted in a new principal amount of $27,312,000 for the A&R Note.

In connection with the Debt Exchange, JIG LLC and the Company amended that certain Amended and Restated Warrant, dated April 25, 2018, as amended by Amendment No. 1 to the Amended and Restated Warrant Agreement, dated August 27, 2018, by entering into Amendment No. 2 to the Amended and Restated Warrant Agreement, dated November 15, 2018 between the Company and JIG LLC, which is Exhibit 4 hereto. The A&R Warrant entitles JIG LLC to acquire up to 905,508 shares of Common Stock at $1.66 per share and may be exercised subject to the terms and conditions thereof at any time before January 26, 2024.

No new funds were provided by JIG LLC to the Company in connection with the Debt Exchange. The source of funds for JIG LLC’s prior investments in the Company were reported by JIG LLC in prior Amendments to this Statement.

Item 4. Purpose of the Transaction.

JIG LLC entered into the Debt Exchange for the purpose of allowing the Company to maintain a level of equity that would meet the continued listing requirements of The Nasdaq Stock Market with respect to the Common Stock of the Company.

The Reporting Persons are continually reviewing their interest in the Company.

Depending upon

•	the Reporting Persons’ assessment of the Company’s businesses, assets and prospects,

•	the contractual provisions, limitations and other terms of JIG LLC’s financing-related agreements with the Issuer,

•	other plans and requirements of the Reporting Persons,

•	general economic conditions and overall market conditions,

•	the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act,

•	the price at which shares of Common Stock are available (1) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported in this Statement, or (2) for sale, and

•	availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time,

the Reporting Persons may:

•	seek to make additional investments in the Company, which could include an acquisition of the Company or funding specific cash needs of the Company if they arise and satisfactory terms can be agreed, or

•	may determine not to pursue any further investments in the Company and instead decrease their holdings of Common Stock, and

•	may seek to engage in communications with management or the Board of Directors of the Company or with other stockholders of the Company concerning the Company’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and

•	either individually or together with others may make additional proposals with respect to the Company that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons have no other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described above.

The response to Item 3 above and Exhibits 1-4 are hereby incorporated herein.

Subparts (e) and (g) of Item 4 of the Statement are hereby further amended to add the following:

In connection with the Debt Exchange, the Company issued to JIG LLC 13,000 shares of Series E Convertible Preferred Stock in accordance with the Certificate of Designation of Series E Convertible Preferred Stock of the Company dated November 15, 2018, which is Exhibit 5 hereto (the “Series E Certificate of Designation”). The Series E Certificate of Designation provides that the holders of Series E Convertible Preferred Stock are entitled to receive quarterly cash dividends which accrue at an annual rate equal to 12%, provided that if the Company fails to pay such cash dividend on the quarterly due date or upon any other event of default under the Series E Certificate of Designation or the A&R Note Purchase Agreement (a “Preferred Default”), such cash dividends will accrue at an increased rate of 17% until all of the shares of the Series E Convertible Preferred Stock have been converted into Common Stock or repurchased by the Company and all accrued dividends thereon have been repaid.

Series E Convertible Preferred Stock is convertible into Common Stock of the Company at the holder’s option at any time from and after the earlier of October 31, 2020 or the occurrence of a Preferred Default. Each share of Series E Preferred Stock is initially convertible into 561 shares of the Company’s common stock.

Additionally, holders of Series E Convertible Preferred Stock are entitled to receive in-kind dividends payable in shares of Series E-1 Convertible Preferred Stock of the Company (the “Series E-1 Convertible Preferred Stock”) which have the same terms and preferences as Series E Convertible Preferred Stock except that Series E-1 Convertible Preferred Stock is subject to (1) mandatory redemption by the Company after a Preferred Default at a redemption price equal to its stated value and all accrued but unpaid dividends; and (2) forfeiture and cancellation if the Company completes the redemption of all shares of Series E Convertible Preferred Stock outstanding on or prior to October 31, 2020. In addition, each share of Series E-1 Preferred Stock is initially convertible into 602 shares of the Company’s common stock.

Series E Convertible Preferred Stock is redeemable by the Company at any time at a price per share equal to the stated value ($1,000 per share) plus all accrued and unpaid dividends thereon. However, if the Company redeems any Series E Convertible Preferred Stock prior to October 31, 2019, the redemption price is reduced to 98% of the principal redeemed.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 5,015,018 shares of Common Stock outstanding as of November 13, 2018, as reported in the Issuer’s Form 10-Q filed with the Commission on November 13, 2018.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)       Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 2,374,204 shares of Common Stock, which constitutes approximately 38.2% of the outstanding shares of Common Stock (assuming the exercise in full of the A&R Warrant held by the Reporting Persons as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned, 905,508 are not outstanding and consist of shares which may be acquired by JIG LLC pursuant to the A&R Warrant at any time prior to January 26, 2024. In addition to the 2,374,204 shares referenced above, Richard L. Jackson individually and beneficially owns 144 shares of Common Stock (which together with the 2,374,204 shares constitutes approximately 38.2% of the outstanding shares of Common Stock of the Company). With the exception of the 144 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)       The Reporting Persons share the power to vote and direct the disposition of 2,374,204 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 144 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)       The response to Items 3 and 4 and Exhibits 1 through 5 are hereby incorporated herein.

Subpart (d) of Item 5 is hereby further amended to add the following paragraph:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Items 3, 4 and 5 and Exhibits 1 through 5 are hereby incorporated herein.

The foregoing descriptions of the agreements and documents attached as Exhibits 1 through 5 hereto do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement and document, respectively.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1	Debt Exchange Agreement, dated November 15, 2018 between the Company and JIG LLC (attached as Exhibit 10.1 to the Form 8-K filed by Staffing 360 Solutions, Inc. on November 15, 2018 and incorporated herein by reference)

Exhibit 2	Amended and Restated 12% Senior Secured Promissory Note due September 15, 2020, dated November 15, 2018

Exhibit 3	Second Omnibus Amendment and Reaffirmation Agreement, dated November 15, 2018 between JIG LLC, the Company and the Subsidiary Guarantors

Exhibit 4	Amendment No. 2 to the Amended and Restated Warrant Agreement, dated November 15, 2018 between the Company and JIG LLC

Exhibit 5	Certificate of Designation of Series E Convertible Preferred Stock of the Company (attached as Exhibit 3.1 to the Form 8-K filed by Staffing 360 Solutions, Inc. on November 15, 2018 and incorporated herein by reference)

Exhibit 6	Joint Filing Agreement dated February 6, 2017 (attached as Exhibit 99.6 to the Schedule 13D filed by the Reporting Persons (File No. 005-86738) with the Commission on February 6, 2017 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2018

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: November 16, 2018

RICHARD L. JACKSON

/s/ Richard L. Jackson